Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CONTINUING CONNECTED TRANSACTIONS

UNDER THE NEW FRAMEWORK AGREEMENTS

AND

NOTICE OF THE THIRD EXTRAORDINARY GENERAL

MEETING FOR 2022

Independent Financial Adviser

to the Independent Board Committee and

the Independent Shareholders

Shenwan Hongyuan Capital (H.K.) Limited

Sinopec Shanghai Petrochemical Company Limited will convene the EGM at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 20 December 2022 at 2:00 p.m.. The notice convening the EGM for the H Shareholders is set out on pages II-1 to II-4 of this circular and was published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen ’ s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM (i.e., 2:00 p.m. on 19 December 2022 (HKT)) or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) as you wish.

30 November 2022

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 EGM”	the first extraordinary general meeting of the Company in 2019 held on 10 December 2019 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“associate(s)”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688)

“Continuing Connected Transactions”	the continuing connected transactions among the Company, Sinopec Group, Sinopec Corp. and their associates in respect of (i) purchase of raw materials; (ii) sale of petroleum products and petrochemical products; (iii) agency sale of petrochemical products; (iv) provision of construction, installation and engineering design services; (v) petrochemical industry insurance services; (vi) property lease; (vii) comprehensive service; and (viii) provision of financial services; the terms of which are set out in the New Framework Agreements

“Director(s)”	the director(s) of the Company, including independent non-executive directors

“EGM”	the third extraordinary general meeting for 2022 to be held by the Company, for the purpose of, among other things, approving the Major Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and Sinopec Group on 23 October 2019 in relation to the provision by Sinopec Group and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

DEFINITIONS

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement
“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into by the Company, Sinopec Group and Sinopec Corp. on 23 October 2019 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the agency sale services of petrochemical products
“Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and Sinopec Group in relation to financial services such as loan, collection and payment, discount, settlement and entrusted loan, which the Board resolved to approve on 10 November 2022
“Group”	the Company and its subsidiaries
“Hong Kong”	Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“H Shareholder(s)”	the Shareholders who/which hold H shares of the Company
“IFA”, “Independent Financial Adviser” or “Shenwan Hongyuan”	Shenwan Hongyuan Capital (H.K.) Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps
“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song, which has been formed to advise the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps
“Independent Shareholders”	Shareholders other than Sinopec Corp. and its associates

DEFINITIONS

“Latest Practicable Date”	28 November 2022, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
“Major Continuing Connected Transactions”	the Continuing Connected Transactions that need to be reported and announced by the Company, as well as approved by Independent Shareholders according to the requirements of Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, specifically, the purchase of raw materials and the sale of petroleum products and petrochemical products under the New Mutual Product Supply and Sale Services Framework Agreement and the construction, installation and engineering design services under the New Comprehensive Services Framework Agreement
“New Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into among the Company, Sinopec Corp. and Sinopec Group in relation to the construction, installation and engineering design services, the petrochemical industry insurance services, the property leasing and the comprehensive services to the Company, which the Board resolved to approve on 10 November 2022
“New Framework Agreements”	the New Mutual Product Supply and Sale Services Framework Agreement, the New Comprehensive Services Framework Agreement and the Financial Services Framework Agreement
“New Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into among the Company, Sinopec Group and Sinopec Corp. in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products and the sales agency services of petrochemical products, which the Board resolved to approve on 10 November 2022
“PBOC”	The People’s Bank of China

DEFINITIONS

“PRC” or “China”	the People’s Republic of China and, for the purpose of this Circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Annual Cap(s)”	In terms of the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, it refers to the proposed maximum total amount of Continuing Connected Transactions hereunder for each of the three years ending 31 December 2023, 2024 and 2025 respectively; In terms of the Financial Services Framework Agreement, it refers to the proposed maximum total amount of Continuing Connected Transactions hereunder for the year ending 31 December 2023

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on Shanghai Stock

Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC and a subsidiary of Sinopec Group

“Sinopec Group”	China Petrochemical Corporation, a limited liability company (state-owned enterprise) incorporated in the PRC

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Wan Tao
Guan Zemin	No. 48 Jinyi Road
Du Jun	Jinshan District
Huang Xiangyu	Shanghai, PRC

Non-executive Directors:	Principal Place of Business
Xie Zhenglin	in Hong Kong:
Peng Kun	Room 605, Island Place Tower

Independent Non-executive Directors:	510 King’s Road
Li Yuanqin	North Point
Tang Song	Hong Kong
Chen Haifeng
Yang Jun
Gao Song

30 November 2022

To the H Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

UNDER THE NEW FRAMEWORK AGREEMENTS

AND

NOTICE OF THE THIRD EXTRAORDINARY GENERAL

MEETING FOR 2022

I.	INTRODUCTION

References are made to the announcement of the Company dated 10 November 2022 in relation to the Continuing Connected Transactions under the New Framework Agreements.

The purpose of this circular is to provide you with, among other things, (1) details of the resolutions submitted for consideration and approval at the EGM; (2) the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (3) the letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of EGM for the H Shareholders, for you to make an informed decision and vote for or against the relevant resolutions.

LETTER FROM THE BOARD

II.	CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW FRAMEWORK AGREEMENTS

1.	INTRODUCTION

References are made to the announcement and circular concerning the Existing Framework Agreements published by the Company on 23 October 2019 and 12 November 2019 respectively, in relation to the Existing Framework Agreements signed by the Company, Sinopec Group and Sinopec Corp.. At the 2019 EGM, the then independent shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the relevant annual caps for the two years ended 31 December 2020, 2021 and the year ending 31 December 2022.

2.	CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW FRAMEWORK AGREEMENTS

2.1	Background

As the Existing Framework Agreements will expire on 31 December 2022, in order to ensure the normal operation of the Company, the Board resolved on 10 November 2022 to approve (1) the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp. for a term of three years expiring on 31 December 2025; and (2) the Financial Services Framework Agreement entered into by the Company and Sinopec Group for a term of one year expiring on 31 December 2023.

Due to the special nature of the industry and the Company ’ s business needs, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with Sinopec Group, Sinopec Corp. and their associates for, among other things, the purchase of raw materials, the sale of petroleum products, the sale of petrochemical products, the provision of sales agency services for petrochemical products, etc. The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including Sinopec Group and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services, comprehensive services and financial services. As the Existing Framework Agreements will expire on 31 December 2022 and the Company intends to continue to conduct similar transactions in the future, the Board resolved on 10 November 2022 to approve the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement entered into by the Company, Sinopec Group and Sinopec Corp., and the Financial Services Framework Agreement entered into by the Company and Sinopec Group, so as to continue such services. The effectiveness of the transactions under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, including the Proposed Annual Caps, is conditional upon the passing of the resolutions at the EGM. The Financial Services Framework Agreement and the transactions under it, including the Proposed Annual Cap, shall comply with the reporting and announcement requirements, but are exempt from the circular and Independent Shareholders’ approval requirements.

LETTER FROM THE BOARD

2.2	Historical figures and annual caps of the Existing Framework Agreements

			Historical figures			Annual caps
			For the year		For the
Connected			ended		six months ended	For the year ended
transactions	Products or services	Connected parties	31 December		30 June	31 December
			(RMB in millions)			(RMB in millions)
			2020	2021	2022	2020	2021	2022
Existing Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	40,645	51,522	38,880	78,453	74,111	78,591
Sale of petroleum products and petrochemical products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas, etc.) and petrochemical products (e.g. butadiene, benzene, ethylene oxide (“EO”), etc.)	Provided to Sinopec Corp. and its associates by the Group	48,077	60,927	30,244	70,113	66,021	71,274
Property leasing	Mainly included leasing ofcertain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	Provided to Sinopec Corp. and its associates by the Group	33	35	17	37	37	37
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products and defectives related to the aforementioned five types of products	Provided to the Group by Sinopec Corp. and its associates	105	111	59	166	168	169

LETTER FROM THE BOARD

			Historical figures			Annual caps
			For the year		For the
Connected			ended		six months ended	For the year ended
transactions	Products or services	Connected parties	31 December		30 June	31 December
			(RMB in millions)			(RMB in millions)
			2020	2021	2022	2020	2021	2022
Existing Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Group by Sinopec Group and its associates	234	785	706	684	1,074	1,004
Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company	Provided to the Group by Sinopec Group	107	109	53	120	130	140
Financial services	The provision of loan, collection and payment, discount, settlement, entrusted loan and other services	Provided to the Group by an associate of Sinopec Group - Sinopec Finance	2	1	3	200	200	200

As of the Latest Practicable Date, the Company has not exceeded the above annual caps. According to current estimates, the Company believes that the annual caps in 2022 will not be exceeded.

LETTER FROM THE BOARD

2.3	Details of the New Framework Agreements and the Proposed Annual Caps

The New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement are valid for a term of three years expiring on 31 December 2025; and the Financial Services Framework Agreement is valid for a term of one year expiring on 31 December 2023:

Connected transactions	Products or services	Contracting parties	Transaction parties	Proposed Annual Cap(s) For the year ending 31 December (RMB in millions)
				2023	2024	2025
New Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods		Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	121,171	124,513	119,847
Sale of petroleum products and petrochemical products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas, etc.), petrochemical products (e.g. butadiene, benzene and EO, etc.)	The Company, Sinopec Group and Sinopec Corp	Provided to Sinopec Corp. and its associates by the Group	91,003	93,169	93,873
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products and defectives related to the aforementioned five types of products		Provided to the Group by Sinopec Corp. and its associates	212	216	219

LETTER FROM THE BOARD

Connected transactions	Products or services	Contracting parties	Transaction parties	Proposed Annual Cap(s) For the year ending 31 December (RMB in millions)
				2023	2024	2025
New Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant		Provided to the Group by Sinopec Group, Sinopec Corp. and their associates	1,548	1,542	1,549

Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company		Provided to the Group by Sinopec Group	120	130	140

Property leasing	Mainly included leasing of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	The Company, Sinopec Group and Sinopec Corp	The Group provided to Sinopec Corp. and its associates	42	43	44

Comprehensive services	Training services and other related or similar services; Infrastructure, application software and other information systems as well as necessary support and services related thereto; Financial, human resources and information technology sharing services		Provided to the Group by Sinopec Group and its associates	58	49	52

Financial Services Framework Agreement

Financial services	The provision of loan, collection and payment, discount, settlement, entrusted loan and other services	The Company and Sinopec Group	Provided to the Group by an associate of Sinopec Group - Sinopec Finance	200	—	—

Comprehensive services is the new category of Continuing Connected Transactions between the Group and Sinopec Group from 2023 to 2025. The historical figures of comprehensive services for each of the two years ended 31 December 2021 and six months ended 30 June 2022 were RMB28,557.4 thousand, RMB31,287.7 thousand and RMB7,158.6 thousand respectively.

LETTER FROM THE BOARD

2.4	The connected persons and their relationships

As at the Latest Practicable Date, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling Shareholder of the Company. Sinopec Group is the controlling shareholder of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. Therefore, according to the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their respective associates are all connected persons of the Company.

The relationship among Sinopec Group, Sinopec Corp. and Company, as well as the de facto controller of the Company are set out below:

*	Includes 767,916,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation ( “Jinshan Associated Trading “ ). Therefore, Jinshan Associated Trading is a connected subsidiary of the Company pursuant to Rule 14A.16 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

2.5	Reasons for and benefits of the Continuing Connected Transactions, pricing policies and the calculation basis of the Proposed Annual Caps

2.5.1 Purchase of raw materials

Reasons and benefits: The Group produces over 60 different types of products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products. The Company has also been utilising the crude oil reserves of Sinopec Group by borrowing and purchasing crude oil from Sinopec Commercial Reserve Co., Ltd. (“Sinopec Reserve”) according to the Company’ s production plans, stocks of crude oil and predictions on the market.

As the Group does not possess reserves of crude oil and other raw materials, it is necessary for the Group to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to the qualified crude oil business operators. The Group may only purchase crude oil from licensed crude oil suppliers. Sinopec Group, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Co., Ltd. and Sinopec Reserve) are licensed crude oil suppliers. In addition, Sinopec Group, Sinopec Corp. and their associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Group ’ s production site. The Company considers that using the pipelines and facilities of Sinopec Group, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduces storage and transportation costs of crude oil.

The Group has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum & Chemicals Co., Ltd., Shanghai SECCO Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Group, and therefore have a material adverse impact on the Group ’ s production of its petroleum products and petrochemical products. The Group has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Group to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and predictions on market demand.

Accordingly, the Board is of the view that reliability and stability of supply of raw materials are crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase and borrowing of raw materials from or via Sinopec Group, Sinopec Corp. and their associates.

LETTER FROM THE BOARD

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via Sinopec Group, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

In particular:

As at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via Sinopec Group, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

The price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices at which Sinopec Corp. and its associates acquire crude oil from the open market plus an agency fee. In principle, the prevailing market price of crude oil is determined on the price of benchmark crude oil quoted by the international common practice on each regional market, namely of Dated Brent, Dubai, Dubai & Oman or DME Oman, etc. The agency fee is determined in accordance with prevailing market commission rates for agency purchases of crude oil from the open market and the actual transaction amounts. The Company closely tracks the market and chooses the type and quantity of crude oil on its own, leaving the price to be decided by the market. The Company has established procedures and internal control mechanisms related to the pricing and terms of Continuing Connected Transactions. For details, please refer to page 26 of this circular.

The FOB of crude oil purchased from Sinopec Group and its associates (such as Sinopec Reserve) is determined by the average import FOB of that type of crude oil one month before crude oil is planned for delivery from stocks (pricing month); the freight is determined by the average freight of Sinopec Group and its associates in the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of the costs of purchase such as CIF, miscellaneous delivery expenses, insurance expenses and taxes for the same type of the borrowed crude oil in the month of borrowing the crude oil (borrowing month), and the interest of the fee is calculated on the basis of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The price of other petrochemical raw materials (other than crude oil) purchased from Sinopec Group, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

The price of other raw materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

LETTER FROM THE BOARD

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of purchases of raw materials from or via Sinopec Group, Sinopec Corp. and their associates;

(b)

considering the significant fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of exchange rate and speculative funds in the international capital market;

(c)	the Company’s estimate of its business growth;

(d)	the Company’s estimate that the exchange rate of RMB to USD may fluctuate in the future;

(e)

Based on the crude oil prices in recent years (the average price of Brent crude oil on the InterContinental Exchange for 2019-2021 was USD64.18/barrel, USD43.18/barrel and USD70.52/barrel, respectively) and with reference to the projections by various professional institutions, the Proposed Annual Caps are determined on the Brent crude oil price of USD104/barrel for the three years ending 31 December 2023, 2024 and 2025 (which are the average projections by the professional institutions) and the estimated exchange rate of USD1:RMB7.40; and

(f)

The Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. The construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

LETTER FROM THE BOARD

2.5.2 Sale of petroleum products and petrochemical products

Reasons and benefits: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to the qualified petroleum products business operators. The Group is only allowed to sell petroleum products to companies with the licenses to sell and purchase petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc.. Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. Hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates. In addition, Sinopec Corp. and its associates own a widespread sales network for petroleum products and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products to Sinopec Corp. and its associates would help the Company benefit from their solid commercial network and improve the Company ’ s competitiveness. In addition to sale of petroleum products, the Company had in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene and EO, etc., to Sinopec Corp. and its associates.

The Company is of the view that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for prolonged storage of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can promote the retention of the existing product users and the development and market expansion for the products of the Group.

Therefore, the Board is of the view that it is in the overall interests of the Company and its Shareholders as a whole to continue to sell petroleum products and petrochemical products to Sinopec Corp. and its associates at market prices.

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

In particular:

LETTER FROM THE BOARD

(i)	State tariffs and State’s guidance prices

The price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

The government pricing for different products is determined based on the following:

Types of products with State	Primary basis for pricing
tariffs or State’s guidance prices
Petroleum products (Gasoline, diesel)	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge 【2016】No.64) (《進一步完善成品油價格形成機制 有關問題的通知》(發改價格【2016】64號)) issued by the National Development and Reform Commission on 13 January 2016 and the Rules for Pricing of Petroleum Management Method《石油價格管理辦法》issued on the same day, and the Notice on the Implementation of Periodic Price Subsidies after the International Oil Price Reaches the Upper Control Limit (Cai Jian 【2022】No. 185) (《關於做好國際油價觸及調控上限後實施階段 性價格補貼有關工作的通知》(財建【2022】185 號))issued by the Ministry of Finance and the National Development and Reform Commission on June 14, 2022, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be State’s guidance prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, shall be State tariffs. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the information on adjustments by information release.
Jet fuel	According to the Circular of the National Development and Reform Commission on the Market Price of Jet Fuel (Fa Gai Jia Ge 【2015】No.329)(《國家發展改革委關 於航空煤油出廠價格市場化改革有關問題的通知》 ( 發改價格【 2015 】 329 號 issued by the National Development and Reform Commission on 15 February 2015, the price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market.

LETTER FROM THE BOARD

(ii)	Prevailing market prices

As at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the petrochemical products sold by the Company. The price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality. The Company has established procedures and internal control mechanisms related to the pricing and terms of Continuing Connected Transactions. For details, please refer to page 26 of this circular.

Sinopec Corp. and its associates will settle payment for their purchases of the petroleum products and petrochemical products by way of cash in accordance with the payment terms set out in each of the individual contracts.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates; and

(b)

with the significant fluctuation of crude oil prices in the last few years, the Company considers the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of exchange rate and speculative funds in the international capital market. The consequential fluctuations on the cost of petroleum products and petrochemical products will in turn bring up the uncertainty in transaction prices.

LETTER FROM THE BOARD

2.5.3 Agency sale of petrochemical products

Reasons and benefits: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company ’ s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis. Trading, distribution and marketing of the Group ’ s products are important elements in the success of the business of the Group. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp. ’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peer competition and further improve the Company’s bargaining position with customers.

Pricing Policies: Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates for the agency sale of the Company ’ s petrochemical products are based on the number of products for agency sale with reference to the prevailing market commission rates. The market commission rate of petrochemical products generally will not exceed 0.7%. The Company has established procedures and internal control mechanisms related to the pricing and terms of Continuing Connected Transactions. For details, please refer to page 26 of this circular.

The Company will pay the commission by cash generally on a monthly basis.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates; and

(b)	the Company’s estimate of the change in the production volume of petrochemical products.

LETTER FROM THE BOARD

2.5.4 Construction, installation and engineering design services

Reasons and benefits: In order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed designs and implementation of such designs are carried out by external service providers. Since the Company ’s initial public offering on 6 July 1993, the Group has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Ningbo Engineering Company of Sinopec and Sinopec Shanghai Engineering Co., Ltd., most of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd.

The Company is of the view that Sinopec Group and its associates have consistently been able to meet the Company ’ s stringent demands for highly technical designs as well as construction and installation specifications, and timely delivery of services. As the Company considers that having reliable and co-operative service providers is important and beneficial to the Company, obtaining services from Sinopec Group and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from Sinopec Group and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the fees payable to Sinopec Group and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions. Due to the unique nature of engineering design services, it may not be feasible to obtain quotations from more than two independent service providers and the Group will refer to the prices of at least two transactions of similar nature. Following receipt of the quotations, the Group will compare and negotiate the price and terms of the quotations on an arm’s length basis, and select service providers by taking into account of factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and qualifications and relevant experiences of the service providers.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

LETTER FROM THE BOARD

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the provision of construction, installation and engineering design services by Sinopec Group and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development;

(c)

the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC. For each of the two years ended 31 December 2020 and 2021 and for the six months ended 30 June 2022, China’s GDP growth was 2.3%, 8.1% and 2.5%, respectively, while the CPI was 2.5%, 0.9% and 1.7%. China’s labor costs have increased year by year. In determining the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025, the Company estimates that the market price of construction, installation and engineering design services will further increase due to the expected economic growth and inflation in China; and

(d)

The Company plans to construct projects on Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects from 2023 to 2025 are expected to be over RMB1.3 billion/year. The implementation of the abovementioned projects is subject to the approval of relevant PRC government authorities.

LETTER FROM THE BOARD

2.5.5 Petrochemical industry insurance agency services

Reasons and benefits: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by Sinopec Group for the property insurance cover on the operation of the Company. Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for Sinopec Group to provide captive insurance services to its affiliates. The Company is of the view that maintaining a suitable insurance coverage for the Company ’ s operation is important and will minimise the Company ’ s risk exposure. Obtaining insurance services from Sinopec Group allows the Company to secure essential insurance coverage for its operation and is therefore beneficial to the Company.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the premium payable to Sinopec Group and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant regulations promulgated by the Ministry of Finance and Sinopec Group (including the Safety Production Insurance Fund Document jointly issued in 1997 by the Ministry of Finance and the former Sinopec Group) and based on the valuation of the fixed assets and the assets list of the Company. Under the Safety Production Insurance Fund Document, the Company pays the insurance premium twice a year by cash, representing the maximum of 0.2% of the average inventory value in the previous six months and the value of fixed assets of the Company (according to statutory requirements by the Chinese government) after deduction of certain items which are not covered by the captive insurance.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the provision of petrochemical industry insurance services by Sinopec Group; and

(b)	the Company’s estimate of the change in the value of its facilities in view of the Company’s existing and future development.

LETTER FROM THE BOARD

2.5.6 Property leasing

Reasons and benefits: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background.

Part of the property is leased to Sinopec Corp. and its associates. Taking into account of (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. has a long-term stable demand for property leasing services, the Board proposed that the Company should continue to lease the property to Sinopec Corp. and its associates in the future.

Pricing Policies: Pursuant to the New Comprehensive Services Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced with reference to the then prevailing market prices and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, the Company will refer to the rental of commercial properties that are of the same grade as and are close to Huamin Empire Plaza in the same district. The business department of the Company shall conduct market research on the rental prices of office properties around Huamin Empire Plaza by obtaining rent quotations from two or more independent third parties. The Company will ensure that the price of the property leased by the Company to Sinopec Corp. and its associates is no less favourable than the prices on which the Company will lease to independent parties.

The Company will generally receive rent by cash in accordance with the payment terms set out in the individual lease agreement.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

LETTER FROM THE BOARD

2.5.7 Comprehensive services

Reasons and benefits: Since establishment, the Company has been receiving cultural and educational training services from Sinopec Group, including training courses for vocational skills and training seminars for management skills. The Company is of the view that this will benefit the professional development of employees. Sinopec Group has a huge global supplier network and an advanced informatization platform, which is of great significance for the Company to find excellent suppliers and save procurement costs. In addition, the Company will accept professional support services related to finance, human resources and information technology sharing services provided by Sinopec Shared Services Co., Ltd., which will help the Company further improve management refinement and operational efficiency.

Pricing Policies:

(a)

The agreement price is applicable to culture, education, training services and other related or similar services; Infrastructure, application software and other information systems as well as necessary support and services related to them. The agreement price shall be determined by a reasonable cost plus a reasonable profit. The supplier shall provide the cost list determined by the actual cost of services provided by Sinopec Group. The buyer shall negotiate and verify the reasonable cost through the comparable average cost of similar enterprises in adjacent areas to determine the price of connected transactions. When determining the reasonable profit of any comprehensive service under this agreement, the management shall refer to at least two comparable transactions with independent third parties in the same period. Once the price of connected transaction is signed, it shall not be changed unilaterally without authorization;

(b)

The agreement price is applicable to financial, human resources and information technology sharing services. The agreement price is determined by a reasonable cost plus a reasonable profit. The reasonable cost is determined on the basis of FTE (full-time employment equivalent). At the current stage, the cost and taxes are taken as the benchmark, and the profit margin is controlled within 6% to determine the price of sharing services. When determining the reasonable profit of any comprehensive service under this agreement, the management shall refer to at least two comparable transactions with independent third parties in the same period. Once the price of connected transaction is signed, it shall not be changed unilaterally without authorization.

The calculation basis of the Proposed Annual Caps:

The Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	The audited actual costs of culture, education and training in 2021 provided by Sinopec Group;

(b)

The annual fees to be paid for miscellaneous services such as information system services provided by Sinopec Group, including ERP system maintenance fees, OA office system fees, contract management system fees, archives and web portal service fees, infrastructure (including servers) maintenance fees, etc. Such fees are based on the market price of such services; and

(c)	According to the Company’s future development plan and project planning, the costs related to financial, human resources and information technology sharing services are expected to increase further.

LETTER FROM THE BOARD

2.5.8 Financial services

Reasons and benefits: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and China Banking and Insurance Regulatory Commission (“CBIRC”) and is an associate of Sinopec Group. The Company has been obtaining from Sinopec Finance certain financial services including settlement services, loan services, financing lease services, bill acceptance or discounting services, guarantee services, and any other services provided by Sinopec Finance as approved by the CBIRC.

The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company ’ s business means that transactions often involve payment of large sums of money. Through this transaction, the Company is able to obtain timely financial services, such as loan facilities, discounted notes, settlement services and so forth. In addition, the customized preferential policies save financial expenses of the Company and increase the settlement efficiency among Sinopec companies, thereby ensuring fund security within the system and reducing risks posed to the fund of the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing Policies: The fees payable by the Company to Sinopec Finance under the Financial Services Framework Agreement will be no less favourable than the applicable fees specified by the PBOC and the CBIRC for the relevant services from time to time. If neither the PBOC nor the CBIRC has specified a fee or charge for a particular service, the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. In determining whether the terms offered by Sinopec Finance is no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

LETTER FROM THE BOARD

The calculation basis of the Proposed Annual Cap:

The Proposed Annual Cap for the one year ending 31 December 2023 is determined with reference to:

(a)	The previous transactions and amounts in respect of the provision of financial services by Sinopec Finance;

(b)	The Company’s estimate of its business scale;

(c)	The Company’s volume of transactions involving the use of financial services;

(d)

The Company obtained a number of loans (such as short-term loans and project loans) and continued to obtain discounted notes from Sinopec Finance. Due to the increase in profits over the past two years, the Company has sufficient working capital for operation and there is little demand for external financing; and

(e)

The Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects. Completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company. In addition, the Company has taken into account of the initial working capital of the projects that may be put into operation in the next year, as well as the additional working capital required for the expansion of the Company’s production scale. In determining the Proposed Annual Cap, the Company has considered its working capital and external financing to meet the funding needs. The Company expects to obtain approximately RMB3 billions of project loans and approximately RMB3 billions of ordinary loans and discounted notes from Sinopec Finance for the year ending 31 December 2023. In determining the Proposed Annual Cap, the Company has estimated that the interest rates on these loans are 90% of the current interest rates issued by the PBOC.

LETTER FROM THE BOARD

2.6	Pricing procedures and internal control mechanisms of the Continuing Connected Transactions

The Company has implemented the following pricing procedures and internal control mechanisms in order to ensure that the pricing policies and terms of the Continuing Connected Transactions are fair and reasonable and no less favourable than the terms provided by any independent third party:

(a)

Where the pricing for the Continuing Connected Transactions is determined with reference to the prevailing market prices or market commission rates, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the same industry and provides a forecast on the trend of market prices. The Company actively obtains market price information through various channels, such as referring to the comparable transaction prices for the same period between the Company and independent third parties (at least two or more), the comparable transaction prices for the same period among independent third parties, conducting price research through industry websites and other independent providers of industry information, and participating in activities organized by leading industry associations. The market price information is also provided to other departments and subsidiaries of the Company to assist in the pricing of the Continuing Connected Transactions. In the second half of every month, the finance department holds a meeting with sales department and other related departments to analyse and discuss the market conditions and propose a price adjustment draft plan for the next month. This plan will be further reviewed by the sales department and submitted to the Price Management Committee of the Company for review and approval. The final price shall be determined by both parties of the agreement (i.e. the Company, Sinopec Group, Sinopec Corp. and their associates) on normal commercial terms with reference to the above price information. The finance department will be responsible for issuing and implementing the approved plan;

(b)

In terms of the Company’s procurement process of relevant products or services, the Company requires suppliers, including Sinopec Group, Sinopec Corp. and their associates, to provide quotations for the required services or products. After receiving the quotation, the Company will compare the quotations and discuss the quotation terms with the supplier. The supplier shall be determined after considering factors such as price quotations, quality of products or services, specific needs of both parties involved, professional and technical advantages of the supplier, ability of the supplier in performing the contracts and providing subsequent services, as well as the qualifications and relevant experience of the supplier;

(c)

The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to the Continuing Connected Transactions throughout the year. The legal and contract management department of the Company reviews and examines the contracts in relation to the Continuing Connected Transactions stringently, and the contract execution department monitors the transaction amounts of the Continuing Connected Transactions in a timely manner;

LETTER FROM THE BOARD

(d)

The Company implements the Continuing Connected Transactions in accordance with its internal control measures. The files and ledgers for the Continuing Connected Transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring the Continuing Connected Transactions at least once every quarter. Such personnel review and analyse the Continuing Connected Transactions’ statements and implementation of pricing policies at least once every quarter to ensure that the transactions are conducted in accordance with the pricing policies and prepare reports on the findings regularly. The transaction prices for the Continuing Connected Transactions shall be compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as providing suggestions for improvement;

(e)

The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the Continuing Connected Transactions on an annual basis. The independent non-executive Directors provide their opinions on the Continuing Connected Transactions during the periods of the reports, mainly including whether the Continuing Connected Transactions are fair and reasonable, and whether the actual transaction amounts incurred by the Continuing Connected Transactions are within the Proposed Annual Caps; and

(f)

The external auditor of the Company conducts an annual audit each year and issues its opinions as to the implementation of the Continuing Connected Transactions by the Company and whether the amounts incurred by the Continuing Connected Transactions are within the Proposed Annual Caps during the year pursuant to the requirements of the Hong Kong Listing Rules.

By implementing the above pricing procedures and internal control measures and procedures, the Directors are of the view that the Company has established sufficient internal control measures to ensure the pricing basis of the New Framework Agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

3.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

As of the Latest Practicable Date, Sinopec Corp. and its associates directly and indirectly hold about 50.85% of the issued share capital of the Company and are the controlling Shareholders of the Company. Sinopec Group is the controlling shareholder of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. According to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their associates are connected persons of the Company. Therefore, the transactions among the Group, Sinopec Group and Sinopec Corp. constitute continuing connected transactions of the Company. The Company must comply with the requirements of reporting, announcement and independent shareholders’ approval (if necessary) for such transactions.

As for the Major Continuing Connected Transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, the relevant applicable ratios exceed 5%. Therefore, they are subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In terms of the Continuing Connected Transactions contemplated under the Financial Services Framework Agreement, since the unsecured loan service in the financial services are based on normal commercial terms, they shall be exempted from the requirements of reporting, announcement and independent shareholders ’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. As the relevant applicable ratios of other Continuing Connected Transactions under the Financial Services Framework Agreement exceed 0.1% but do not reach 5%, it shall comply with the reporting and announcement requirements, but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In addition, the New Framework Agreements and the Continuing Connected Transactions thereunder must comply with the requirements of non-related directors’ approval and/or independent shareholders’ approval, as well as applicable information disclosure procedures under the Shanghai Listing Rules.

LETTER FROM THE BOARD

4.	APPROVAL OF THE BOARD AND THE INDEPENDENT SHAREHOLDERS

At the 24th meeting of the tenth session of the Board on 10 November 2022, the Board approved the terms and execution of the New Framework Agreements and the Continuing Connected Transactions contemplated thereunder. It agreed to submit the Major Continuing Connected Transactions (including the associated Proposed Annual Caps) at the EGM for approval. Certain Directors, Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, are deemed to have an interest in such transactions and therefore abstained from voting on relevant resolutions at the meeting of the Board.

The Board (other than the members of the Independent Board Committee who will give their opinions after considering the recommendations from the IFA) is of the view that the terms of the New Framework Agreements and the Continuing Connected Transactions contemplated thereunder (including the Proposed Annual Caps) are fair and reasonable, on normal commercial terms, are entered into in the usual and ordinary course of business and in the interests of the Company and its Shareholders as a whole.

The Independent Board Committee has been established by the Company to advise the Independent Shareholders as to the Major Continuing Connected Transactions and the associated Proposed Annual Caps. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Continuing Connected Transactions. The Directors, having made all reasonable inquiries, confirm that to the best of their knowledge, information and belief, none of the members of the Independent Board Committee has any significant interest in the Major Continuing Connected Transactions. A letter containing the advice of the IFA will be despatched by Independent Board Committee to the H Shareholders on or around 1 December 2022. The Company will seek Independent Shareholders’ approval of the Major Continuing Connected Transactions as well as the associated Proposed Annual Caps. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

LETTER FROM THE BOARD

III.	EGM

The Company will convene the EGM at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 20 December 2022 at 2:00 p.m.. The notice convening the EGM for the H Shareholders was published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company and is set out on pages II-1 to II-4 of this circular. Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM (That is, at or before 19 December 2022 at 2:00 p.m. (HKT)) or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) as you wish.

Sinopec Corp. and its associates hold 5,459,455,000 A shares of the Company, representing 50.85% of the Company’s issued share capital. In accordance with the Hong Kong Listing Rules (Rule 14A.36 of the Hong Kong Listing Rules stipulates that any connected person and any shareholder and their associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the extraordinary general meeting) and the Shanghai Listing Rules, Sinopec Corp. and its associates will abstain from voting on the resolutions approving the New Framework Agreements and the Continuing Connected Transactions at the EGM. As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, save for Sinopec Corp. and its associates who are required to abstain from voting on the relevant resolutions, no other Shareholders are required to abstain from voting on relevant resolutions to be proposed at the EGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

IV.	RECOMMENDATIONS

The Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps.

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders containing their opinions and recommendations, which is set out on page 32 of this circular.

The letter from Shenwan Hongyuan, being the IFA to the Independent Board Committee and the Independent Shareholders, containing its advice on the fairness and reasonableness of the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps, which is set out on pages 33 to 52 of this circular.

LETTER FROM THE BOARD

V.	GENERAL INFORMATION The Company

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins, plastics, intermediate petrochemical products and petroleum products.

Sinopec Corp.

Sinopec Corp. is a limited liability company established in China, whose main business is the exploration and exploitation, pipeline transportation and sales of crude oil and natural gas; Petroleum refining, petrochemical, chemical fiber, fertilizer and other chemical production and product sales, storage and transportation; Import and export of petroleum, natural gas, petroleum products, petrochemical and other chemical products and other commodities and technologies, and import and export agency business; Research, development and application of technology and information.

Sinopec Group

Sinopec Group is a limited liability company established in China, and its main business is drilling service, logging service, downhole operation service, production equipment manufacturing and maintenance, engineering construction service, water, electricity and other public engineering services and social services.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

30 November 2022

To the Independent Shareholders

CONTINUING CONNECTED TRANSACTIONS

UNDER THE NEW FRAMEWORK AGREEMENTS

We refer to the circular dated 30 November 2022 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make recommendations to the Independent Shareholders as to whether, in our view, the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps, as set out on pages 6 to 27 of the Circular, are fair and reasonable so far as the Independent Shareholders are concerned.

Shenwan Hongyuan has been appointed as the IFA to advise us and the Independent Shareholders on the fairness and reasonableness of the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendations set out in the letter of advice from IFA, we are of the opinion that the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps are on normal commercial terms or better, in the ordinary and usual course of business, and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company as well as the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to approve the terms of the Major Continuing Connected Transactions and the Proposed Annual Caps at the EGM to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 20 December 2022 at 2:00 p.m..

Yours faithfully,

For and on behalf of

the Independent Board Committee

Li Yuanqin	Tang Song	Chen Haifeng	Yang Jun	Gao Song
Independent Non-	Independent Non-	Independent Non-	Independent Non-	Independent Non-
executive Director	executive Director	executive Director	executive Director	executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter of advice from Shenwan Hongyuan Capital (H.K.) Limited for the purpose of inclusion in this circular.

Shenwan Hongyuan Capital (H.K.) Limited Level 17 28 Hennessy Road Hong Kong 30 November 2022

To:	The Independent Board Committee and the Independent Shareholders of Sinopec Shanghai Petrochemical Company Limited

Dear Sirs or Madams,

CONTINUING CONNECTED TRANSACTIONS

UNDER THE NEW FRAMEWORK AGREEMENTS

I.	INTRODUCTION

We refer to our appointment as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders on the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps in relation to the same for the three years ending 31 December 2025, details of which are set out in the circular of the Company dated 30 November 2022 to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise specifies.

As the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement will expire on 31 December 2022 and in order to ensure the continuity of normal operation of the Company, the Company entered into the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement with Sinopec Group and Sinopec Corp. on 25 November 2022 for a term of three years expiring on 31 December 2025.

As stated in the letter from the Board contained in the Circular (the “Letter from the Board”), as at the Latest Practicable Date, Sinopec Corp. and its associates directly and indirectly hold about 50.44% of the issued share capital of the Company and are the controlling Shareholders (as defined under the Listing Rules) of the Company. Sinopec Group is the controlling shareholder (as defined under the Listing Rules) of Sinopec Corp., directly and indirectly holding 68.98% equity interest of its issued share capital and is the de facto controller of the Company. According to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, Sinopec Group, Sinopec Corp. and their associates are connected persons of the Company. As for the Major Continuing Connected Transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, the relevant applicable ratios exceed 5%. Therefore, they are subject to reporting, announcement and independent shareholders ’ approval requirements under the provisions of Chapter 14A of the Hong Kong Listing Rules. Sinopec Corp. and its associates have interests in the Major Continuing Connected Transactions and will abstain from voting at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all the independent non-executive Directors, namely Dr. Li Yuanqin, Dr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Dr. Gao Song, has been established to advise the Independent Shareholders in respect of the Major Continuing Connected Transactions and the associated Proposed Annual Caps. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

II.	INDEPENDENCE

We, Shenwan Hongyuan Capital (H.K.) Limited, did not act as the independent financial adviser to the Company during the two years preceding the date hereof. Apart from normal professional fee receivable by us for opining on the Major Continuing Connected Transactions and the associated Proposed Annual Caps, no other arrangement existed or remained in existence whereby we had received or will receive any fees or benefits from the Company or any other party. Therefore, we consider that we are independent pursuant to Rule 13.84 of the Hong Kong Listing Rules.

III.	BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have discussed with management of the Group (the “Management “ ) and reviewed, inter alia, the relevant information contained in (i) the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement, (ii) the Company ’ s announcements, (iii) the Company ’ s annual reports for the two years ended 31 December 2020 and 2021, and (iv) the Company ’ s interim report for the six months ended 30 June 2022. We have also relied on the information and facts contained in the Circular and all information supplied to us by the Company, the information and representations expressed by the Management and the research results performed by us. We have assumed that all information, facts and representations that have been provided by the Management, for which they are fully responsible, in all material aspects, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Management in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions and representations expressed by the Company and its advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having completed the abovementioned work done, we consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules. We have not, however, conducted any independent verification and in-depth investigation into the information and documents provided by the Company as well as the business and affairs of the Group or its subsidiaries or associates. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is our responsibility to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent verification and in-depth investigation or into the accuracy and completeness of those information.

IV.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Major Continuing Connected Transactions and the respective associated Annual Caps, we have taken the following factors and reasons into consideration:

1.	Principal business of the Company, Sinopec Corp. and Sinopec Corp.

(1)	The Company

Located at Jinshanwei in the southwest of Shanghai. The Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins, plastics, intermediate petrochemical products and petroleum products.

(2)	Sinopec Corp.

Sinopec Corp. is a limited liability company established in China, whose main business is the exploration and exploitation, pipeline transportation and sales of crude oil and natural gas; petroleum refining, petrochemical, chemical fiber, fertilizer and other chemical production and product sales, storage and transportation; import and export of petroleum, natural gas, petroleum products, petrochemical and other chemical products and other commodities and technologies, and import and export agency business; research, development and application of technology and information.

(3)	Sinopec Group

Sinopec Group is a limited liability company established in China, whose main business is drilling service, logging service, downhole operation service, production equipment manufacturing and maintenance, engineering construction service, water, electricity and other public engineering services and social services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	The Major Continuing Connected Transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement

The table below sets out a brief description of each category of the Major Continuing Connected Transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement:

Categories of Continuing Connected Transactions	Description
(i) Purchase of raw materials	Purchase of crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods by the Company from Sinopec Group, Sinopec Corp. and their associates
(ii) Sale of petroleum products and petrochemical products	Sale of petroleum products (including gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), petrochemical products (e.g. butadiene, benzene, ethylene oxide (“EO”), etc.) by the Group to Sinopec Corp. and its associates

We noted that the types of products and services contemplated under the New Mutual Product Supply and Sale Services Framework Agreement are substantially the same as those in the Existing Mutual Product Supply and Sale Services Framework Agreement. Having considered the principal business of the Company and the nature of the transactions contemplated under the New Mutual Product Supply and Sale Services Framework Agreement as set out above, we are of the view that the transactions contemplated under the new Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company.

(1)	Purchase of raw materials

(i)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Group produces over 60 different types of petroleum and petrochemical products representing a broad range of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, the Company has been, since its initial public offering on 6 July 1993, purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at prevailing market prices. The Company has also been utilising the crude oil reserves of Sinopec Group by borrowing and purchasing crude oil from Sinopec Commercial Reserve Co., Ltd. (“Sinopec Reserve”) according to the Company’s own production plans, stocks of crude oil and predictions on the market trends.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the Group does not possess upstream reserves of crude oil and other raw materials, it is necessary for the Group to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Group may only purchase crude oil from licensed crude oil suppliers. Sinopec Group, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Co., Ltd. and Sinopec Reserve) are licensed crude oil suppliers. In addition, Sinopec Group, Sinopec Corp. and their associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Group ’ s production site. The Company considers that using the pipelines and facilities of Sinopec Group, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduces storage and transportation costs of crude oil.

The Group has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum & Chemicals Co., Ltd., Shanghai SECCO Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Group, and therefore have a material adverse impact on the Group’s production of its petroleum products and petrochemical products. The Group has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Group to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and predictions on market demand.

Having considered the above, we are of the view that the purchase and borrowing of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Group, Sinopec Corp. and their associates as contemplated under the New Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company, and are beneficial to the Company as they will allow the Company to secure a stable and reliable supply of raw materials required to support its continuous production of various types of products, and thus are in the interest of the Company and the Shareholders as a whole.

(ii)	Pricing and payment terms

As stated in the Letter from the Board, pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via Sinopec Group, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable state (PRC central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State ’ s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State ’ s guidance prices, the pricing of the Company ’ s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the above pricing policy, the purchase prices of raw materials will be set in the priority order from (a) to (c) as stated above. As set out in the Letter from the Board, as at the Latest Practicable Date, there are no applicable state (PRC central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via Sinopec Group, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

As advised by the Management, the price of crude oil purchased from Sinopec Corp. and its associates is determined on the basis of prevailing market prices that Sinopec Corp. and its associates acquire crude oil from the open market at the prevailing market prices plus an agency fee. In principle, the prevailing market price of crude oil is determined on the price of benchmark crude oil quoted by the international common practice on each regional market, namely Dated Brent, Dubai, Dubai & Oman, DME Oman, etc. The agency fee is determined in accordance with prevailing market commission rates for agency purchases of crude oil from the open market and the actual transaction amounts. We have obtained from the Company crude oil purchase contracts entered into with Sinopec Corp. or its associates and with other suppliers and noted that the purchase price for crude oil from the connected persons was close to the above benchmark crude oil prices and the agency fee charged by Sinopec Corp. and its associates was no less favourable than the rate charged by other suppliers.

In addition, we understand from the Management that the Group purchases crude oil from Sinopec Group and its associates (such as Sinopec Reserve) out of their inventory maintained for sale to customers, which is generally sourced over a period of time. Therefore, Sinopec Group and its associates use a pricing mechanism to determine the crude oil selling price different from that of Sinopec Corp. and its associates. The Free on Board (FOB) price of crude oil purchased from Sinopec Group and its associates (such as Sinopec Reserve) is determined by the average import FOB of that type of crude oil one month before crude oil is planned for delivery from stocks (pricing month); the freight is determined by the average freight of Sinopec Group and its associates in the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks.

As confirmed by the Management, the above pricing mechanism complies with 石油價格管理辦法 (the Administrative Measures for Oil Prices*) issued by the National Development and Reform Commission of the PRC ( “NDRC “ ) in January 2016 that the sale price of crude oil can be determined at the selling entity ’ s discretion with reference to the prevailing international market price, and thus we are of the view that the pricing arrangements under the New Mutual Product Supply and Sale Services Framework Agreement in relation to purchases of crude oil from Sinopec Group and its associates with reference to the average market price comply with the government’s administrative measures.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Letter from the Board further states that the fee of usage of crude oil borrowed by the Company is calculated on the basis of the costs of purchase such as CIF (i.e. cost, insurance and freight), miscellaneous delivery expenses, insurance expenses and taxes for the same type of the borrowed crude oil in the month of borrowing the crude oil (borrowing month), and the interest of the fee is calculated on the basis of the interest rate for a six-month loan as announced by the PBOC during the borrowing month. As advised by the Management, it is crucial for the Group to borrow crude oil when there is short-term crude oil supply shortage in the market in order to ensure production continuity and safety. We have been advised by the Management that Sinopec Reserve does not serve any external customers on loan of crude oil apart from group companies of China Petrochemical Corporation. Sinopec Reserve charges the same usage fee to all these crude oil borrowers, including the Company based on the above pricing mechanism for borrowing crude oil. Therefore, we are of the view that the pricing terms offered to the Company by Sinopec Reserve on the borrowing of crude oil are comparable to those offered by Sinopec Reserve to its other customers. Furthermore, we consider that the above fee arrangement for crude oil borrowing from Sinopec Reserve is in effect similar to charging an interest on the implied principal borrowed by the Company from Sinopec Reserve based on the costs of purchase of the borrowed crude oil at the interest rate for a six-month loan published by the PBOC from time to time. Furthermore, considering the importance of crude oil borrowing to the Group’s production continuity and safety and the above factors as a whole, we are of the view that such costs of borrowing is reasonable.

According to the Letter from the Board, the Company also purchases other petrochemical raw materials (other than crude oil) as well as other materials and goods (such as spare parts) from Sinopec Group, Sinopec Corp. and their respective associates. The price of other petrochemical raw materials (other than crude oil) purchased from Sinopec Group, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account other factors, such as freight rate and quality. The price of other raw materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

As stated in the Letter from the Board, the Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials. We noted that the aforesaid payment terms are the same as those stipulated under the Existing Mutual Product Supply and Sale Services Framework Agreement.

Furthermore, as detailed in the paragraph headed “Pricing procedures and internal control mechanisms of the Continuing Connected Transactions” in the Letter from the Board, the Company has implemented internal control measures and procedures to ensure the pricing policies of the continuing connected transactions with Sinopec Group, Sinopec Corp. and their respective associates is properly followed.

Based on the above, we are of the view that the aforesaid terms of the purchases of raw materials contemplated under the New Mutual Product Supply and Sale Services Framework Agreement are on normal commercial basis and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Proposed Annual Caps

The table below sets forth (i) the historical transaction amount and the existing annual caps for the purchase of raw materials under the Existing Mutual Product Supply and Sale Services Framework Agreement; and (ii) the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025:

	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
	RMB million	RMB million	RMB million
Historical transaction amount	40,645	51,522	38,880
Existing annual caps	78,453	74,111	78,591
Utilisation rate	51.8%	69.5%	49.5%

	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
	RMB million	RMB million	RMB million
Proposed Annual Caps	121,171	124,513	119,847

According to current estimates, the Company believes that the annual caps in 2022 will not be exceeded.

With reference to the Letter from the Board and based on our discussions with the Management, the Proposed Annual Caps are determined by the Company based mainly on expected price and quantity of purchase taking into account:

(a)	the previous transactions ’ terms and amounts in respect of purchases of raw materials from or via Sinopec Group, Sinopec Corp. and their associates;

(b)

considering the significant fluctuation of crude oil prices in the last few years, the Company ’ s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of USD/RMB exchange rate and speculative funds in the international capital markets;

(c)	the Company’s estimate of its business growth;

(d)	the Company’s estimate that the exchange rate of RMB to USD may fluctuate in the future; and

(e)

the Company plans to construct Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project, Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project and other environmentally friendly and energy-saving technological upgrade projects (the “Proposed Projects”). The construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the Proposed Annual Caps, we have obtained and reviewed the forecasts of the Proposed Annual Caps prepared by the Management to derive the Proposed Annual Caps. Based on our review of the Company’s calculations, we noted that crude oil purchase constitutes approximately 87% of the Proposed Annual Caps for the purchase of raw materials, and therefore, the Proposed Annual Caps are closely linked to the purchase of crude oil.

We noted that the historical utilisation rate of the existing annual caps was approximately 51.8% and 69.5% for the two years ended 31 December 2020 and 2021. We have enquired the reasons with the Management and we are given to understand that the gap was mainly caused by the drop in actual price and processing volume of crude oil. When determining the existing annual caps, the Company adopted the Brent crude oil price of USD68/barrel (the “Previous Estimated Oil Price”). However, international Brent crude oil price experienced volatile fluctuations during the past three years, with bottom price of approximately USD23/barrel (representing a decrease of more than 66% comparing to the Previous Estimated Oil Price) in the second quarter of 2020 and such price did not recover to the level of USD68/barrel until March 2021. Afterwards, the Brent crude oil price fluctuated between approximately USD61/barrel and USD86/barrel during 2021, further increased at the end of 2021 and reached the highest of approximately USD128/barrel in March 2022, manly driven by the Russian-Ukraine geopolitical event. The daily average price of Brent crude oil on the InterContinental Exchange for the three years ended 31 December 2019, 2020, 2021 and for the six months ended 30 June 2022 was approximately USD64/barrel, USD44/barrel, USD70/barrel and USD103/barrel respectively.

As also advised by the Management, the Group’s annual processing capacity of crude oil will remain the same at the current level of 16 million tons for the coming three years ending 31 December 2025. Based on the historical experience of the Company, the utilisation rate of the processing capacity generally exceeded 90%. Nevertheless, we noted that such utilisation rate dropped to approximately 86% for the year ended 31 December 2021 and further dropped to approximately 72% for the six months ended 30 June 2022. We discussed reasons with the Management and noted that the drop in utilisation rate above was mainly due to the implementation of the largest overhaul in the Company’s history during 2021 and the reduced production affected by the supply chain congestion caused by the rebound of the pandemic during the second quarter of 2022. Therefore, the combined effect of the drop in actual price and processing volume of crude oil largely explained the underutilisation of the existing annual caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the Letter from the Board, the Proposed Annual Caps are determined on the projected Brent crude oil price of USD104/barrel for the year ending 31 December 2023 with reference to the projections by various professional institutions, which was also close to the average price of approximately USD103/barrel for the six months ended 30 June 2022 and represented an increase of approximately 53% and 49% as compared to the Previous Estimated Oil Price and the average price of approximately USD70/barrel in 2021 respectively. The Company expects the utilisation rate of crude oil processing capacity will resume to the normal level around 90% during the three years ending 31 December 2025.

In addition, with reference to the Letter from the Board, in view of the possible future fluctuations of the exchange rate, that the Company has adopted the estimated exchange rate of USD1:RMB7.4 in determining the Proposed Annual Caps, representing an increase of approximately 4% as comparing to the exchange of USD1:RMB7.1 used in determining the existing annual caps. The estimated exchange rate also represents an increase of approximately 15% and 10% to the average exchange rate used in the Group’s financial statements for the two years ended 31 December 2020 and 2021.

In addition, the Management expects that the construction and operation of the Proposed Projects are expected to increase the purchase of the raw materials.

Taking into the account the above factors, we consider that the Proposed Annual Caps of RMB121.171 billion, RMB124.513 billion and RMB119.847 billion for the purchase of raw materials and goods under the New Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2025 respectively are reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	Sale of petroleum products and petrochemical products

(i)	Reasons for and benefit of the transactions

Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel, liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Group is only allowed to sell petroleum products to companies with the licenses to sell and purchase petroleum products including gasoline, diesel, jet fuel, liquefied petroleum gas, etc., and Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. Hence, since the Company’s initial public offering on 6 July 1993, it has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates. In addition, Sinopec Corp. and its associates own a widespread sales network in the PRC for petroleum products and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products to Sinopec Corp. and its associates would help the Company benefit from their solid commercial network and improve the Company’s competitiveness. In addition to sale of petroleum products, the Company had in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, EO, etc., to Sinopec Corp. and its associates.

Based on the above, we consider that the sale of petroleum products to Sinopec Corp. and its associates under the New Mutual Product Supply and Sale Services Framework Agreement is carried out in the ordinary and usual course of business of the Company and is beneficial to the Company as it will generate revenue for the Company and thus is in the interest of the Company and the Shareholders as a whole.

As stated in the Letter from the Board, the Company is of the view that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for prolonged storage of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can promote the retention of the existing product users and the development and market expansion for the products of the Group. Having considered the established business relationship between the Company and Sinopec Corp., we are of the view that the sale of petrochemical products under the New Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company as well as assist the business development and market expansion for the Company’s products, and thus is in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Pricing and payment terms

Pursuant to the New Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable state (PRC central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy, the price of petroleum products and petrochemical products sold by the Company to Sinopec Corp. and its associates will be set in the priority order from (a) to (c).

The Company advised that the prices charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the government authorities, details of which is set out in sub-paragraph headed “Pricing Policies” under the paragraph headed “Sale of petroleum products and petrochemical products” in the Letter from the Board. We consider that State tariffs and guidance prices provide fair pricing references as they are set by the NDRC under government directions. Based on our review of the invoices in relation to the sale of petroleum products provided to us by the Company, we noted that the sales price of the relevant petroleum products charged to the associates of Sinopec Corp. was in line with the prevailing guidance price set forth by the NDRC for the relevant products.

As for sale of the petrochemical products, the Company advised that as at the Latest Practicable Date, there are no applicable state (PRC central and local governments) tariffs or guidance prices. Hence the price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account other factors such as freight rate and quality. We have reviewed and compared the pricing terms as set out in the invoices which were provided by the Company to us in relation to the sales of petrochemical products by the Company to associates of Sinopec Corp. and to independent third parties respectively. It is noted that the selling prices of the relevant petrochemical products charged to the relevant associates of Sinopec Corp. were no less favourable than the prevailing market prices paid by independent third parties. Therefore, we are of the view that the above pricing policy is fair and reasonable as far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, according to the Letter from the Board, Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products and petrochemical products by way of cash in accordance with the payment terms as set out in each of the individual sales contracts. We note that the payment terms remain the same as those set out in the Existing Mutual Product Supply and Sale Services Framework Agreement.

Based on the above, we are of the view that the aforesaid terms of the sale of petroleum products and petrochemical products contemplated under the New Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Proposed Annual Caps

The table below sets forth (i) the historical transaction amount and the existing annual caps for the sale of petroleum products and petrochemical products under the Existing Mutual Product Supply and Sale Services Framework Agreement; and (ii) the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025:

	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
	RMB million	RMB million	RMB million
Historical transaction amount	48,077	60,927	30,244
Existing annual caps	70,113	66,021	71,274
Utilisation rate	68.6%	92.3%	42.4%

	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
	RMB million	RMB million	RMB million
Proposed Annual Caps	91,003	93,169	93,873

According to current estimates, the Company believes that the annual caps in 2022 will not be exceeded.

The historical utilisation rates of the existing annual caps was approximately 68.6%, 92.3% and 42.4% for the two years ended 31 December 2020 and 2021 and for the six months ended 30 June 2022. With reference to the annual report of the Company for the year ended 31 December 2020, under the influence of the global COVID-19 pandemic in 2020, the petrochemical industry faced major challenges with the production and sales of petrochemical products dropped sharply in the first quarter and gradually return to normal after the second quarter in 2020. The effect due to the plunge in crude oil prices had also been transferred to the prices of petroleum products and petrochemical products, which were substantially lower than that in 2019. The Group’s overall sales in 2020 also decreased by approximately 25.58% from the previous year and thus lower utilisation rate was recorded in 2020.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the Letter from the Board, the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are determined with reference to:

(a)	the previous transactions’ terms and amounts in respect of the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates; and

(b)

with the significant fluctuation of crude oil prices in the last few years, the Company considers the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of USD/RMB exchange rate and speculative funds in the international capital markets. The consequential fluctuations on the cost of petroleum products and petrochemical products will in turn increase the uncertainty in transaction prices.

We have discussed with the Management on each of the above factors and their potential impacts on its sale of petroleum products and petrochemical products to Sinopec Corp. and its associates as well as on the Proposed Annual Caps. The sale of petroleum products and petrochemical products to the connected persons amounted to approximately RMB60.927 billion for the year ended 31 December 2021 and it is forecasted by the Management that such sales would reach the level close to the existing annual cap for the year ending 31 December 2022, mainly due to the increase in product prices as the cost is transferred from the increase in crude oil price. As advised by the Management, the existing annual caps were forecasted based on assumption of the Previous Estimated Oil Price of USD68/barrel and therefore the utilisation of the existing annual cap reached more than 90% in 2021 when the yearly average Brent crude oil price was approximately USD70/barrel. Although the average Brent crude oil price increased to approximately USD103/barrel for the six months ended 30 June 2022 (representing an increase of approximately 52% as compared to the Previous Estimated Oil Price of USD68/barrel), we understand from the Management that the transaction amount did not record substantial improvement mainly due to the supply chain congestion caused by the rebound of the pandemic and repair and maintenance work during the first half of 2022. Therefore, with the expected Brent crude oil price of USD104/barrel for the coming three years, the Management expects that the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 will record an increase of around 50% as compared to the existing annual caps.

Taking into the account the above factors, we consider that the Proposed Annual Caps of RMB91.003 billion, RMB93.169 billion and RMB93.873 billion for the sale of petroleum products and petrochemical products under the New Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2025 respectively are reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Construction, installation and engineering design services under the New Comprehensive Services Framework Agreement

The construction, installation and engineering design services under the New Comprehensive Services Framework Agreement involves construction, installation and engineering design services regarding petrochemical plant provided to the Group by Sinopec Group, Sinopec Corp. and their associates.

We noted that the construction, installation and engineering design services contemplated under the New Comprehensive Services Framework Agreement are substantially the same as those in the Existing Comprehensive Services Framework Agreement. Having considered the principal business of the Company and the nature of the transactions contemplated under the New Comprehensive Services Framework Agreement as set out above, we are of the view that the construction, installation and engineering design services contemplated under the New Comprehensive Services Framework Agreement are carried out in the ordinary and usual course of business of the Company.

(i)	Reasons for and benefit of the transactions

As stated in the Letter from the Board, in order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed designs and implementation of such designs are carried out by external service providers. Since the Company’s initial public offering on 6 July 1993, the Group has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Ningbo Engineering Company of Sinopec and Sinopec Shanghai Engineering Co., Ltd., most of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd.

Furthermore, the Company is of the view that Sinopec Group and its associates have consistently been able to meet the Company ’ s stringent demands for highly technical design as well as construction and installation specifications, and timely delivery of services. As the Company considers that having reliable and co-operative service providers is important and beneficial to the Company, obtaining services from Sinopec Group and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from Sinopec Group and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Based on the above, we consider that the procurement of construction, installation and engineering design services from Sinopec Corp. and its associates under the Renewed Comprehensive Services Framework Agreement is in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Pricing and payment terms

Pursuant to the New Comprehensive Services Framework Agreement, the fees payable to Sinopec Group and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions. Due to the unique nature of engineering design services, it may not be feasible to obtain quotations from more than two independent service providers and the Group will refer to the prices of at least two transactions of similar nature. Following receipt of the quotation, the Group will compare and negotiate the price and terms of the quotation on an arm’s length basis, and select service providers by taking into account of factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and track record as well as qualifications and relevant experiences of the service providers.

As stated in the Letter from the Board, the Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

In view of the above, we consider that the basis for determining the fees payable by the Company to Sinopec Group and its associates for the relevant services and terms of the transactions are on normal commercial terms and fair and reasonable so far as the Company and Independent Shareholders are concerned.

(iii)	Proposed Annual Caps

The table below sets forth (i) the historical transaction amount and the existing annual caps for the construction, installation and engineering design services under the New Comprehensive Services Framework Agreement; and (ii) the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025:

	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
	RMB million	RMB million	RMB million
Historical transaction amount	234	785	706
Existing annual caps	684	1,074	1,004
Utilisation rate	34.2%	73.1%	70.3%

	For the year ending	For the year ending	For the year ending
	31 December 2023	31 December 2024	31 December 2025
	RMB million	RMB million	RMB million
Proposed Annual Caps	1,548	1,542	1,549

According to current estimates, the Company believes that the annual caps in 2022 will not be exceeded.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the Letter from the Board and as advised by the Management, the Proposed Annual Caps for the three years ending 31 December 2023, 2024 and 2025 are mainly determined with reference to: (i) the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and (ii) the Company plans to construct the Proposed Projects (which are subject to the approval of relevant PRC government authorities) as mentioned in the sub-section headed “2(1) Purchase of raw materials – (iii) Proposed Annual Caps” above in this letter.

We have reviewed the schedule provided by the Company for the proposed projects, associated with construction, installation and engineering design services, for each of the three years ending 31 December 2025. In the schedule, the Company has: (1) summarised all proposed projects associated with construction, installation and engineering design services, including the Proposed Projects as well as other regular works of inspection and maintenance; (2) estimated the expenditures of each of the projects by each of the next three years. Therefore, the Proposed Annual Caps for each of the three years ending 31 December 2022 is equal to the sum of the estimated expenditure of all projects in the respective year.

Among the Proposed Projects, the capital expenditure for Shanghai Petrochemical Thermal Power Unit Cleaning and Efficiency Improvement Project (“Project A”) and Shanghai Petrochemical 24,000 ton/year Precursor, 12,000 ton/year 48K Large Tow Carbon Fiber Project (“Project B”) are projected by the Management to be over RMB1.35 billion/year. In terms of Project A, the Company has disclosed in its announcement dated 10 November 2022 that the Company proposes to invest in the construction of four sets of highly efficient coal-fired heating units to replace the existing coal-fired heating units with expected investment amount of approximately RMB3.388 billion during the construction period of about 3 years. We have also reviewed the contract and the expected payment schedule of Project B and noted that the contract sum of approximately RMB0.65 billion are expected to be paid during the expected project period of 2 years.

As advised by the Management, the Group has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services, including other possible new projects other than Project A and Project B as well as other regular works of inspection and maintenance.

Taking into the account the above factors, we consider that the Proposed Annual Caps of RMB1.548 billion, RMB1.542 billion and RMB1.549 billion for the construction, installation and engineering design services under the New Comprehensive Services Framework Agreement for the three years ending 31 December 2025 respectively are reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Pricing Procedures and Internal Control

We have discussed with the Management and reviewed the pricing procedure and internal control measures in place of the Major Continuing Connected Transactions.

To ensure that the pricing policies and terms of Continuing Connected Transactions are fair and reasonable, the Group has implemented the following internal control mechanisms:

(a)

Where the pricing for Continuing Connected Transactions is determined with reference to the prevailing market prices or market commission rates, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the same industry and provides a forecast on the trend of market prices. The Company actively obtains market price information through various channels, such as referring to the comparable transaction prices for the same period between the Company and independent third parties (at least two or more), the comparable transaction prices for the same period among independent third parties, conducting price research through industry websites and other independent providers of industry information, and participating in activities organized by leading industry associations. The market price information is also provided to other departments and subsidiaries of the Company to assist in the pricing of Continuing Connected Transactions. In the second half of every month, the finance department holds a meeting with sales department and other related departments to analyse and discuss the market conditions and propose a draft price adjustment plan for the coming month. This plan, executed on a monthly basis, will be further reviewed by the sales department and submitted to the Price Management Committee of the Company for review and approval. The final price shall be determined by both parties of the agreement (i.e. the Company, Sinopec Group, Sinopec Corp. and their associates) on normal commercial terms with reference to the above price information. The finance department will be responsible for issuing and implementing the approved plan;

(b)

In terms of the Company’s procurement process of relevant products or services, the Company requires suppliers, including Sinopec Group, Sinopec Corp. and their associates, to provide quotations for the required services or products. After receiving the quotation, the Company will compare the quotations and discuss the quotation terms with the supplier. The supplier shall be determined after considering factors such as price quotations, quality of products or services, specific needs of both parties involved, professional and technical advantages of the supplier, ability of the supplier in performing the contracts and providing subsequent services, as well as the qualifications and relevant experience of the supplier;

(c)

The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to the Major Continuing Connected Transactions throughout the year. The legal and contract management department of the Company stringently reviews and examines the contracts in relation to the Major Continuing Connected Transactions, and the contract execution department monitors the transaction amounts of the Major Continuing Connected Transactions in a timely manner;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)

The Company implements Continuing Connected Transactions in accordance with its internal control measures. The files and ledgers for Continuing Connected Transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring Continuing Connected Transactions at least once every quarter. Such personnel review and analyse the Major Continuing Connected Transactions’ statements and implementation of pricing policies at least once every quarter to ensure that the transactions are conducted in accordance with the pricing policies and prepare reports on the findings regularly. The transaction prices for Continuing Connected Transactions shall be compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as providing suggestions for improvement;

(e)

The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the Major Continuing Connected Transactions on an annual basis. The independent non-executive Directors provide their opinions on the Major Continuing Connected Transactions during the periods of the reports, mainly including whether the Major Continuing Connected Transactions are fair and reasonable, and whether the actual transaction amounts incurred by the Major Continuing Connected Transactions are within the Proposed Annual Caps; and

(f)

The external auditor of the Company conducts an annual audit each year and issues its opinions as to the implementation of the Major Continuing Connected Transactions by the Company and whether the amounts incurred by the Major Continuing Connected Transactions are within the Proposed Annual Caps during the year pursuant to the requirements of the Hong Kong Listing Rules.

In view of the existence of the above pricing procedures and internal control policies adopted by the Company, especially (i) the overall pricing management by the Price Management Committee and it will review and approve the price adjustment draft plan for the next moth prepared by the finance department after meeting with sales department and other related departments; and (ii) the internal control department regularly conducts internal assessment on the completeness and effectiveness of the internal control measures in relation to the Major Continuing Connected Transactions throughout the year; (iii) the legal and contract management department of the Company reviews and examines the contracts in relation to the Major Continuing Connected Transactions stringently; and (iv) the contract execution department monitors the transaction amounts of the Major Continuing Connected Transactions in a timely manner, we concur with the Directors ’ view that the Company has established sufficient internal control measures to ensure the pricing basis of the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

V.	RECOMMENDATION

Having taken into account the principal factors and reasons set out above, we are of the view that (i) the Major Continuing Connected Transactions under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement are entered into in the ordinary and usual course of business of the Group and the terms of the Major Continuing Connected Transaction are on normal commercial terms and the associated Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the entering into the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement in relation to the Major Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Major Continuing Connected Transactions under the New Mutual Product Supply and Sale Services Framework Agreement and the New Comprehensive Services Framework Agreement and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Shenwan Hongyuan Capital (H.K.) Limited
Donald Leung
Director
Corporate Finance

Mr. Leung is a licensed person registered with the Securities and Futures Commission and a responsible officer of Shenwan Hongyuan Capital (H.K.) Limited to carry out Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). He has more than 16 years of experience in corporate finance advisory industry.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests of the Directors, the supervisors and the senior management of the Company in competing business

As at the Latest Practicable Date, none of the Directors, the supervisors or the senior management of the Company and so far as is known to them, none of their respective close associates was interested in any business (apart from the Group ’ s business) which competes or is likely to compete either directly or indirectly with the Group’s business.

(b)	Interests and short positions of the Directors, the supervisors and the chief executive of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, interests or short positions of the Directors, the supervisors or the chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept in the Company under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

						Approximate shareholdings as a percentage (%) of:
Name of Directors/Supervisors /Chief Executive	Capacity	Position	Class of shares	Number of shares held (shares)		The relevant class of shares	The total issued shares of the Company
Huang Xiangyu	Beneficial owner	Executive Director and Vice President	A Shares	140,000	(L)	0.0019	0.0013
Zhang Feng	Beneficial owner	Supervisor	A Shares	10,000	(L)	0.0001	0.0001
Chen Hongjun	Beneficial owner	Supervisor	A Shares	31,400	(L)	0.0004	0.0003

(L) — long position

APPENDIX I	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the supervisors or the chief executive of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept in the Company under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

As at the Latest Practicable Date, none of the Directors, the supervisors or the chief executive of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for shares or debentures of the Company or any of its associated corporations.

(c)	Interests and short positions of substantial Shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial Shareholders (being persons who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group or holds any option in respect of such capital were as set out in the tables below:

APPENDIX I	GENERAL INFORMATION

(i)	Interests in the shares of the Company

						Approximate shareholdings as a percentage (%) of:
Name of Shareholders	Capacity	Note	Class of shares	Interests held or deemed as held (shares)		The relevant class of shares	The total issued shares of the Company
Sinopec Corp.	Beneficial owner	(1)	A Shares	5,459,455,000	(L)	74.50	50.44
The Bank of New	Interest of controlled	(2)	H shares	205,747,637	(L)	5.89	1.90
York Mellon	corporation			182,599,000	(S)	5.22	1.69
Corporation				23,145,637	(P)	0.66	0.21
Corn Capital	Beneficial owner	(3)	H Shares	211,008,000	(L)	6.04	1.95
Company Limited				200,020,000	(S)	5.72	1.85
Hung Hin Fai	Interest of controlled	(3)	H Shares	211,008,000	(L)	6.04	1.95
	corporation			200,020,000	(S)	5.72	1.85
Yardley Finance Limited	Secured equity holder	(4)	H Shares	200,020,000	(L)	5.72	1.85
Chan Kin Sun	Interest of controlled corporation	(4)	H Shares	200,020,000	(L)	5.72	1.85

(L) — long position; (S) — short position; (P) — lending pool

Notes:

(1)

Based on the information available to the Directors on the website of the Hong Kong Stock Exchange and so far as the Directors are aware of, as at the Latest Practicable Date, Sinopec Group directly and indirectly holds 68.98% of the total issued share capital of Sinopec Corp.. By virtue of such relationship, Sinopec Group is deemed to be interested in the 5,459,455,000 A shares of the Company directly and indirectly held by Sinopec Corp..

(2)

All the 205,747,637 H shares (L) and 182,599,000 H shares (S) are deemed to be held by The Bank of New York Mellon Corporation, due to its control of multiple companies (among which 182,599,000 H shares (S) are held through physical settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

3,000 H shares (L) are held by BNY Mellon, National Association. Since BNY Mellon, National Association is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 3,000 H shares (L) of the Company held by BNY Mellon, National Association.

(2.2)

205,744,637 H shares (L) and 182,599,000 H shares (S) are directly or indirectly held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 205,744,637 H shares (L) and 182,599,000 H shares (S) of the Company held by The Bank of New York Mellon.

APPENDIX I	GENERAL INFORMATION

(3)

These shares are held by Corn Capital Company Limited. Hung Hin Fai holds 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai is deemed to be interested in the shares held by Corn Capital Company Limited.

(4)

These shares are held by Yardley Finance Limited. Chan Kin Sun holds 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun is deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors are aware of, no person (not being a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

At the Latest Practicable Date, Mr. Xie Zhenglin is an employee of Sinopec Corp. and/or Sinopec Group. The interests of Sinopec Corp. and Sinopec Group are disclosed in the table on page I-2 of the circular.

As at the Latest Practicable Date, none of the Directors or experts had any direct or indirect interest in any asset which had since 31 December 2021, being the date to which the latest published and audited financial statements of the Company were made up, been acquired, disposed of by or leased to any member of the Group, or are proposed to be acquired, disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2021, being the date to which the latest published and audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

APPENDIX I	GENERAL INFORMATION

3.	EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Shenwan Hongyuan is a licensed corporation under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities under the SFO. As at the Latest Practicable Date, Shenwan Hongyuan did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Shenwan Hongyuan did not have any direct or indirect interests in any assets which had since 31 December 2021 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired, disposed of by or leased to any member of the Group, or were proposed to be acquired, disposed of by or leased to any member of the Group.

Shenwan Hongyuan issued a letter dated 30 November 2022 for the purpose of incorporation in this circular in connection with their advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Major Continuing Connected Transactions and the associated Proposed Annual Caps. Shenwan Hongyuan has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they respectively appear.

4.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or supervisors had any existing or proposed service contract with any member of the Group (excluding contracts that will expire within one year or is determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, except for the profit warning announcement issued by the Company on 14 July 2022, there has been no material adverse change in the financial or trading position of the Company since 31 December 2021, the date on which the latest published and audited accounts of the Company were made up.

6.	MISCELLANEOUS

(a)	The joint company secretaries of the Company are Liu Gang and Chan Sze Ting.

(b)	The registered office of the Company is at No.48 Jinyi Road, Jinshan District, Shanghai 200540, the PRC.

(c)	The share registrars and transfer office for the Company ’ s H shares in Hong Kong is Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

APPENDIX I	GENERAL INFORMATION

7.	DOCUMENTS ON DISPLAY

The following documents will be published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (www.spc.com.cn) for 14 days after this circular is printed:

(a)	the New Framework Agreements.

APPENDIX II	Notice of the Third Extraordinary
General Meeting for 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(Stock Code: 00338)

NOTICE OF THE THIRD EXTRAORDINARY

GENERAL MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the third extraordinary general meeting for 2022 (the “EGM “) of Sinopec Shanghai Petrochemical Company Limited (the “Company “ ) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Tuesday, 20 December 2022 at 2:00 p.m. for the following purpose:

Items to be considered at the EGM:

To consider and, if deemed fit, pass the following resolutions as ordinary resolutions:

1.

To consider and approve the New Mutual Product Supply and Sale Services Framework Agreement (2023-2025) and the continuing connected transactions contemplated thereunder (the “Continuing Connected Transactions” hereinafter), and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Mutual Product Supply and Sales Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

2.

To consider and approve the New Comprehensive Services Framework Agreement (2023-2025), the Continuing Connected Transactions contemplated thereunder and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Comprehensive Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

APPENDIX II	Notice of the Third Extraordinary
General Meeting for 2022

3.

To consider and approve the construction of thermal power unit cleaning efficiency improvement project (the “Investment Project”). The Company held the 24th meeting of the tenth session of the Board on 10 November 2022 to review and approve the Investment Project. The estimated amount of the Investment Project is about RMB3.388 billion. The Investment Project does not constitute a related party transaction or major asset restructuring. For details of the Investment Project, please refer to the announcement of the Company dated 10 November 2022.

Details of the resolutions proposed at the EGM are published in the circular of the Company to be dispatched to the H Shareholders and the announcement dated 10 November 2022 and are also available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 30 November 2022

APPENDIX II	Notice of the Third Extraordinary
General Meeting for 2022

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares of the Company whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Thursday, 15 December 2022 are eligible to attend the EGM. Unregistered holders of H shares of the Company who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 14 December 2022.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM (i.e., not later than 2:00 p.m. on Monday, 19 December 2022 (HKT)) or any adjournment thereof (as the case may be). Holders of A shares of the Company shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen ’ s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

APPENDIX II	Notice of the Third Extraordinary
General Meeting for 2022

II.	Registration procedures for attending the EGM

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarised certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

In order to cooperate with the prevention and control requirements of COVID-19, the Company recommends that H Shareholders and their authorised persons first appoint the chairman of the EGM as proxy to attend and vote at the EGM. Shareholders or his/her/its proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of Shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company ’ s H shares from Thursday, 15 December 2022 to Tuesday, 20 December 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its Shareholders’ entitlement to attend the EGM. Holders of the Company ’ s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company ’ s H shares share registrar, Hong Kong Registrars Limited, at Shops1712-1716, 17/F, Hopewell Centre, 183 Queen ’ s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 14 December 2022.

4.

In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates who have interests in the Continuing Connected Transactions shall abstain from voting on the resolution (1) and (2) at the EGM.

5.	The Secretariat for the EGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86) 21 5794 3143

Fax: (86) 21 5794 0050

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